UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLS Holdings USA, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12565J308
(CUSIP Number)

Frank Koretsky, 16047 Collins Ave. Unit 503 ST, Sunny Isles Beach, Florida 33160 (732) 616-2466
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Frank Koretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS FK Legacy Trust and Newcan Investment Partners, LLC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,027,062 48.3%
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,027,062 48.3%
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,027,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON IN

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1	NAME OF REPORTING PERSONS FK Legacy Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS FK Legacy Trust
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,638,356 46.2%
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,638,356 46.2%
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,638,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS Newcan Investment Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Newcan Investment Partners LLC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,368,706 2.0%
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,368,706 2.0%
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,706 2.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”). The address of the principal executive offices of the issuer is CLS Holdings USA, Inc., 516 S. 4th Street, Las Vegas, NV 89101.

Item 2. Identity and Background.

(a)         The names of the persons filing this Schedule 13D are FK Legacy Trust, a Nevada trust (“FK Legacy”), and Newcan Investment Partners, LLC, a Delaware limited liability company (“Newcan,” and together with FK Legacy, the “Reporting Persons”), and Frank Koretsky, the beneficiary of FK Legacy and sole member of Newcan.

(b)         The business address of the Reporting Persons is 16047 Collins Ave. Unit 503 ST, Sunny Isles Beach, Florida 33160.

(c)         The principal business of FK Legacy is 16047 Collins Ave. Unit 503 ST, Sunny Isles Beach, Florida 33160 The principal business of Newcan is 16047 Collins Ave. Unit 503 ST, Sunny Isles Beach, Florida 33160 The principal business address of Frank Koretsky is 16047 Collins Ave. Unit 503 ST, Sunny Isles Beach, Florida 33160.

(d)         During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)         During the past five years none of the Reporting Persons has been party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from, or mandating activities subject to, federal or state securities laws, or finding it in violation of such laws.

(f)         Each of the Reporting Persons and Mr. Koretsky is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Newcan purchased its Common Stock with its working capital. Mr. Koretsky is the beneficial owner of these shares.

FK Legacy obtained its shares of Common Stock upon the conversion of convertible notes it purchased from CLS Holdings USA, Inc. in private placements. FK Legacy used its working capital to purchase the convertible notes. Mr. Koretsky is the beneficial owner of these shares.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes.

No Reporting Person has any plans or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Frank Koretsky has the shared power to direct the vote and disposition of the shares held by FK Legacy which holds 76,638,356 shares of Common Stock, representing 46.2% of the outstanding Common Stock of CLS Holdings USA, Inc. Mr. Koretsky also has the shared power to direct the vote and disposition of the shares held by Newcan which holds 3,368,706 shares of Common Stock, representing 2.0% of the outstanding Common Stock. Mr. Koretsky shares the voting power and disposition of an aggregate of 80,027,062 shares of Common Stock representing 48.3% of the outstanding shares with the direct holders of those shares, but Mr. Koretsky ultimately controls the vote and disposition of the shares.

(c) FK Legacy Trust acquired 67,183,463 shares of Common Stock on August 30, 2024, pursuant to the conversion of a convertible note. FK Legacy Trust has cancelled 10,335,918 of these shares pursuant to an amendment and restatement of that convertible note dated September 18, 2024.

(d) None.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2024

Date

/s/ Frank Koretsky

Signature

Frank Koretsky

Name

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